CULLINAN THERAPEUTICS, INC.

One Main Street, Suite 1350

Cambridge, MA 02142

May 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Tamika Sheppard

Re:	Cullinan Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-279452)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cullinan Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 4, 2024, or as soon as possible thereafter. The Company hereby authorizes Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Thomas Danielski of Ropes & Gray LLP, counsel to the Company, at (617) 235-4961 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

CULLINAN THERAPEUTICS, INC.

By:	/s/ Mary Kay Fenton
Name:	Mary Kay Fenton
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]